EXHIBIT 99.1

Brookfield Business Partners Reports Second Quarter 2022 Results

BROOKFIELD, NEWS, Aug. 05, 2022 (GLOBE NEWSWIRE) -- Brookfield Business Partners (NYSE: BBUC, BBU; TSX: BBUC, BBU.UN) announced today financial results for the quarter ended June 30, 2022.

“We are pleased with our strong second quarter results and the continued resilience of our operations," said Cyrus Madon, CEO of Brookfield Business Partners. "We closed three acquisitions and are progressing initiatives to crystalize value for our investors. We are well positioned to continue building value in the second half of the year."

	Three Months Ended June 30,		Six Months Ended June 30,
US$ millions (except per unit amounts), unaudited	2022	2021	2022	2021
Net income (loss) attributable to unitholders[1]	$143	$(15)	$171	$515
Net income (loss) per limited partnership unit[2]	$0.65	$(0.63)	$0.83	$2.94

Adjusted EBITDA[3]	$543	$381	$1,049	$768

Net income attributable to unitholders for the three months ended June 30, 2022 was $143 million ($0.65 per limited partnership unit) compared to a net loss of $15 million (loss of $0.63 per limited partnership unit) in the prior period. Adjusted EBITDA for the three months ended June 30, 2022 was $543 million compared to $381 million for the three months ended June 30, 2021, reflecting increased contributions from all three operating segments.

Operational Update

The following table presents Adjusted EBITDA by segment:

	Three Months Ended June 30,		Six Months Ended June 30,
US$ millions, unaudited	2022	2021	2022	2021
Infrastructure Services	$205	$125	$413	$261
Industrials	204	145	421	317
Business Services	166	145	280	249
Corporate and Other	(32)	(34)	(65)	(59)
Adjusted EBITDA[3]	$543	$381	$1,049	$768

Our Infrastructure Services segment generated Adjusted EBITDA of $205 million for the three months ended June 30, 2022, compared to $125 million during the same period in 2021. Results benefited from the contributions of new acquisitions and increased contribution from offshore oil services. Current period results included contributions from our modular building leasing services operations and lottery services operations which we acquired in December 2021 and April 2022, respectively.

Our Industrials segment generated Adjusted EBITDA of $204 million for the three months ended June 30, 2022, compared to $145 million during the same period in 2021. Results benefited from the contributions of new acquisitions, partially offset by losses at our automotive aftermarket parts remanufacturer. Current period results included contributions from our solar power solutions provider and engineered components manufacturer which we acquired in August 2021 and October 2021, respectively.

Our Business Services segment generated Adjusted EBITDA of $166 million for the three months ended June 30, 2022, compared to $145 million for the same period in 2021. Results benefited from increased contribution from our entertainment operations and the contribution of our Australian residential mortgage lending services operation which we acquired in May 2022.

The following table presents Adjusted EFO4 by segment:

	Three Months Ended June 30,		Six Months Ended June 30,
US$ millions, unaudited	2022	2021	2022	2021
Infrastructure Services	$124	$72	$263	$145
Industrials	101	216	223	637
Business Services	151	93	231	163
Corporate and Other	(34)	(25)	(65)	(44)

Adjusted EFO for the three months ended June 30, 2022 reflected increased contributions from our Infrastructure Services and Business Services segments, offset by reduced contribution from our Industrials segment. Prior period Adjusted EFO in our Industrials segment included a $148 million after-tax gain recognized on the partial sale of our investment in common shares of our graphite electrode operations.

Strategic Initiatives

  Automotive Dealer Software and Technology Services
  In July 2022 we completed the acquisition of CDK Global Inc., a leading provider of mission-critical technology services and software solutions to the automotive dealer industry, for approximately $8.5 billion. The transaction was funded with $3.5 billion of equity of which we expect our share to be approximately $865 million for a 25% ownership interest, with the balance funded from institutional partners.
  Australian Residential Mortgage Lending Services
  In May 2022 we completed the acquisition of La Trobe Financial, an Australian non-bank lender and asset manager, for approximately $1 billion. We expect our share to be approximately $250 million for a 30% ownership interest, a portion of which may be syndicated to other institutional investors.
  Roofing Products Manufacturer
  In May 2022 we completed the acquisition of Cupa Group, a provider of slate roofing products, for approximately $860 million. We funded approximately $100 million of the $359 million equity investment.
  Unit Repurchase Program
  For the three months ended June 30, 2022 we repurchased 1,407,354 of Brookfield Business Partners L.P. units under our normal course issuer bid (NCIB).

Liquidity

We ended the quarter with approximately $3.1 billion of liquidity at the corporate level including $326 million of cash and liquid securities, $1.3 billion of availability on our credit facilities and a commitment from Brookfield Asset Management to subscribe for up to $1.5 billion of perpetual preferred equity securities. During the quarter we increased the availability on our credit facilities by $225 million.

Distribution

The Board of Directors has declared a quarterly distribution in the amount of $0.0625 per unit, payable on September 29, 2022 to unitholders of record as at the close of business on August 31, 2022.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited consolidated financial statements contained herein.

Brookfield Business Partners’ Letter to Unitholders and the Supplemental Information are available on our website https://bbu.brookfield.com under Reports & Filings.

Notes:

  Attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
  Net income (loss) per limited partnership unit calculated as net income (loss) attributable to limited partners divided by the average number of limited partnership units outstanding for the three and six months ended June 30, 2022 which was 75.3 million and 76.0 million, respectively (June 30, 2021: 78.6 million and 78.7 million, respectively).
  Adjusted EBITDA is a non-IFRS measure of operating performance presented as net income and equity accounted income at the Partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization, gains (losses) on acquisition/disposition, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, and other income (expense), net. The Partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments excludes amounts attributable to non-controlling interests consistent with how the Partnership determines net income attributable to non-controlling interests in its IFRS consolidated statement of operating results. The Partnership believes that Adjusted EBITDA provides a comprehensive understanding of the ability of its businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of the Partnership’s operations and excludes items that the Partnership believes do not directly relate to revenue earning activities and are not normal, recurring items necessary for business operations. Please refer to the reconciliation of net income to Adjusted EBITDA included elsewhere in this release.
  Adjusted EFO is the Partnership’s segment measure of profit or loss and is presented as net income and equity accounted income at the Partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, and other income or expense items. The Partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments excludes amounts attributable to non-controlling interests consistent with how the Partnership determines net income attributable to non-controlling interests in its IFRS consolidated statement of operating results. In order to provide additional insight regarding the Partnership’s operating performance over the lifecycle of an investment, Adjusted EFO includes realized disposition gains or losses, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO allows the Partnership to evaluate its segments on the basis of return on invested capital generated by its operations and allows the Partnership to evaluate the performance of its segments on a levered basis.

Brookfield Business Partners is a global business services and industrials company focused on owning and operating high-quality businesses that provide essential products and services and benefit from a strong competitive position. Investors have flexibility to invest in our company either through Brookfield Business Corporation (NYSE, TSX: BBUC), a corporation, or Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN), a limited partnership. For more information, please visit https://bbu.brookfield.com.

Brookfield Business Partners is the flagship listed vehicle of Brookfield Asset Management’s Private Equity Group. Brookfield Asset Management is a leading global alternative asset manager with over $750 billion of assets under management. More information is available at www.brookfield.com.

Please note that Brookfield Business Partners’ previous audited annual and unaudited quarterly reports have been filed on SEDAR and EDGAR and are available at https://bbu.brookfield.com under Reports & Filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Sebastien Bouchard Tel: +1 (416) 943-7937 Email: sebastien.bouchard@brookfield.com	Investors: Alan Fleming Tel: +1 (416) 645-2736 Email: alan.fleming@brookfield.com

Conference Call and Quarterly Earnings Webcast Details

Investors, analysts and other interested parties can access Brookfield Business Partners’ second quarter 2022 results as well as the Letter to Unitholders and Supplemental Information on our website https://bbu.brookfield.com under Reports & Filings.

The results call can be accessed via webcast on August 5, 2022 at 10:00 a.m. Eastern Time at BBU2022Q2Webcast or participants can pre-register at BBU2022Q2ConferenceCall. Upon registering, participants will be emailed a dial-in number, direct passcode, and unique PIN. A replay of the webcast will be available at https://bbu.brookfield.com.

Brookfield Business Partners L.P.
Consolidated Statements of Financial Position

	As at
US$ millions, unaudited	June 30, 2022		December 31, 2021

Assets
Cash and cash equivalents		$2,399		$2,588
Financial assets		13,183		8,550
Accounts and other receivable, net		6,649		5,638
Inventory and other assets		7,614		6,359
Property, plant and equipment		15,172		15,325
Deferred income tax assets		1,211		888
Intangible assets		19,220		14,806
Equity accounted investments		1,940		1,480
Goodwill		9,907		8,585
Total Assets		$77,295		$64,219

Liabilities and Equity
Liabilities
Corporate borrowings		$1,981		$1,619
Accounts payable and other		20,011		19,636
Non-recourse borrowings in subsidiaries of Brookfield Business Partners		38,512		27,457
Deferred income tax liabilities		2,762		2,507

Equity
Limited partners	$1,416		$2,252
Non-controlling interests attributable to:
Redemption-exchange units	1,325		2,011
Special limited partnership units	—		—
Preferred shares	15		15
BBUC exchangeable shares	1,385		—
Interest of others in operating subsidiaries	9,888		8,722
		14,029		13,000
Total Liabilities and Equity		$77,295		$64,219

Brookfield Business Partners L.P.
Consolidated Statements of Operating Results

US$ millions, unaudited	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021

Revenues	$14,626	$11,235	$28,098	$21,064
Direct operating costs	(13,674)	(10,549)	(26,269)	(19,527)
General and administrative expenses	(310)	(253)	(610)	(504)
Interest income (expense), net	(556)	(351)	(1,016)	(699)
Equity accounted income (loss), net	41	7	91	36
Impairment reversal (expense), net	78	—	78	(201)
Gain (loss) on acquisitions/dispositions, net	—	16	—	1,823
Other income (expense), net	(218)	(97)	(317)	(58)
Income (loss) before income tax	(13)	8	55	1,934
Income tax (expense) recovery
Current	(75)	(118)	(154)	(311)
Deferred	382	81	412	115
Net income (loss)	$294	$(29)	$313	$1,738
Attributable to:
Limited partners	$49	$(50)	$63	$231
Non-controlling interests attributable to:
Redemption-exchange units	46	(44)	58	205
Special limited partners	—	79	—	79
BBUC exchangeable shares	48	—	50	—
Interest of others in operating subsidiaries	151	(14)	142	1,223

Brookfield Business Partners L.P.
Reconciliation of Non-IFRS Measures

US$ millions, unaudited	Three Months Ended June 30, 2022
	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$113	$137	$85	$(41)	$294

Add or subtract the following:
Depreciation and amortization expense	118	340	328	—	786
Impairment reversal (expense), net	3	125	(206)	—	(78)
Other income (expense), net[1]	65	50	96	7	218
Income tax (expense) recovery	48	(402)	63	(16)	(307)
Equity accounted income (loss), net	(10)	(11)	(20)	—	(41)
Interest income (expense), net	67	190	281	18	556
Equity accounted Adjusted EBITDA[2]	15	39	23	—	77
Amounts attributable to non-controlling interests[3]	(253)	(263)	(446)	—	(962)
Adjusted EBITDA	$166	$205	$204	$(32)	$543

Notes

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net includes $131 million of net revaluation losses, $37 million of business separation expenses, stand-up costs and restructuring charges, $40 million of transaction costs, $20 million of net gains on the sale of property, plant and equipment and $30 million of other expenses.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the Partnership that is generated by its investments in associates and joint ventures accounted for using the equity method.
  Adjusted EBITDA that is attributable to non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P.
Reconciliation of Non-IFRS Measures

US$ millions, unaudited	Six Months Ended June 30, 2022
	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$145	$189	$51	$(72)	$313

Add or subtract the following:
Depreciation and amortization expense	232	591	665	—	1,488
Impairment reversal (expense), net	3	125	(206)	—	(78)
Other income (expense), net[1]	61	94	155	7	317
Income tax (expense) recovery	50	(404)	125	(29)	(258)
Equity accounted income (loss)	(15)	(30)	(46)	—	(91)
Interest income (expense), net	141	321	525	29	1,016
Equity accounted Adjusted EBITDA[2]	24	65	46	—	135
Amounts attributable to non-controlling interests[3]	(361)	(538)	(894)	—	(1,793)
Adjusted EBITDA	$280	$413	$421	$(65)	$1,049

Notes

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $148 million of net revaluation losses, $66 million of business separation expenses, stand-up costs and restructuring charges, $59 million of transaction costs, $18 million of net gains on the sale of property, plant and equipment and $62 million of other expenses.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P.
Reconciliation of Non-IFRS Measures

US$ millions, unaudited	Three Months Ended June 30, 2021
	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$100	$(90)	$(13)	$(26)	$(29)

Add or subtract the following:
Depreciation and amortization expense	121	176	256	—	553
Gain (loss) on acquisitions/dispositions, net	—	—	(16)	—	(16)
Other income (expense), net[1]	19	36	41	1	97
Income tax (expense) recovery	50	9	(10)	(12)	37
Equity accounted income (loss), net	—	(2)	(5)	—	(7)
Interest income (expense), net	64	84	200	3	351
Equity accounted Adjusted EBITDA[2]	5	32	20	—	57
Amounts attributable to non-controlling interests[3]	(214)	(120)	(328)	—	(662)
Adjusted EBITDA	$145	$125	$145	$(34)	$381

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $27 million of net revaluation gains, $50 million of business separation expenses, stand-up costs and restructuring charges, $12 million of net losses on debt extinguishment/modification and $62 million of other expenses.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the Partnership that is generated by its investments in associates and joint ventures accounted for using the equity method.
  Adjusted EBITDA that is attributable to non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P.
Reconciliation of Non-IFRS Measures

US$ millions, unaudited	Six Months Ended June 30, 2021
	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$233	$(66)	$1,616	$(45)	$1,738

Add back or deduct the following:
Depreciation and amortization expense	224	348	523	—	1,095
Impairment reversal (expense), net	(13)	—	214	—	201
Gain (loss) on acquisitions/dispositions, net	—	—	(1,823)	—	(1,823)
Other income (expense), net[1]	35	9	13	1	58
Income tax expense (recovery)	92	13	113	(22)	196
Equity accounted income (loss)	2	(6)	(32)	—	(36)
Interest income (expense), net	112	167	413	7	699
Equity accounted Adjusted EBITDA[2]	8	60	40	—	108
Amounts attributable to non-controlling interests[3]	(444)	(264)	(760)	—	(1,468)
Adjusted EBITDA	$249	$261	$317	$(59)	$768

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $146 million of net revaluation gains, $74 million of business separation expenses, stand-up costs and restructuring charges, $12 million of net loss on debt extinguishment/modification and $118 million of other expenses.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P.
Reconciliation of Net Income per Unit

US$, unaudited	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021

Net income (loss) per unitholder[1,2]	$0.65	$(0.10)	$0.83	$3.47
Less: incentive distribution to special limited partners[2]	—	(0.53)	—	(0.53)
Net income (loss) per limited partnership unit[2]	$0.65	$(0.63)	$0.83	$2.94

Notes:

  Attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
  Average number of units outstanding on a fully diluted time-weighted average basis, assuming the exchange of redemption-exchange units held by Brookfield Asset Management for limited partnership units, inclusive of all shares outstanding and adjusted for the BBUC share split, for the three and six months ended June 30, 2022 was 218.0 million and 218.7 million, respectively (2021: 148.3 million and 148.4 million, respectively, unadjusted for the BBUC share split).

Brookfield Business Corporation Reports Second Quarter 2022 Results

Brookfield, News, August 5, 2022 – Brookfield Business Corporation (NYSE, TSX: BBUC) announced today its net income (loss) for the quarter ended June 30, 2022, which is captured in Brookfield Business Partners’ financial statements and results.

	Three Months Ended June 30,		Six Months Ended June 30,
US$ millions, unaudited	2022	2021	2022	2021

Net income (loss) attributable to Brookfield Business Partners	$789	$(12)	$625	$(1)

Net income attributable to Brookfield Business Partners for the three months ended June 30, 2022 was $789 million compared to a net loss of $12 million during the same period in 2021. Current period results included a remeasurement gain on our exchangeable and class B shares that are classified as liabilities under IFRS. As at June 30, 2022, the exchangeable and class B shares were remeasured to reflect the closing price of $21.19 per unit.

Dividend

The Board of Directors has declared a quarterly dividend in the amount of $0.0625 per share, payable on September 29, 2022 to shareholders of record as at the close of business on August 31, 2022. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution declared today by the Board of Directors of the general partner of Brookfield Business Partners on its units.

Additional Information

Each exchangeable share of Brookfield Business Corporation has been structured with the intention of providing an economic return equivalent to one unit of Brookfield Business Partners L.P. Each exchangeable share will be exchangeable at the option of the holder for one unit. Brookfield Business Corporation will target that dividends on its exchangeable shares will be declared and paid at the same time as distributions are declared and paid on the Brookfield Business Partners’ units and that dividends on each exchangeable share will be declared and paid in the same amount as distributions are declared and paid on each unit to provide holders of exchangeable shares with an economic return equivalent to holders of units.

In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review the Letter to Unitholders, Supplemental Information and other continuous disclosure filings which are available at https://bbu.brookfield.com.

Please note that Brookfield Business Corporation’s previous audited annual and unaudited quarterly reports have been filed on SEDAR and EDGAR and are available at https://bbu.brookfield.com/bbuc/ under Reports & Filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Brookfield Business Corporation
Consolidated Statements of Financial Position

	As at
US$ millions, unaudited	June 30, 2022		December 31, 2021

Assets
Cash and cash equivalents		$828		$894
Financial assets		1,241		349
Accounts and other receivable, net		2,946		2,281
Inventory, net		615		580
Other assets		944		920
Property, plant and equipment		3,783		4,036
Deferred income tax assets		613		348
Intangible assets		4,685		4,226
Equity accounted investments		80		70
Goodwill		2,435		2,216
Total Assets		$18,170		$15,920

Liabilities and Equity
Liabilities
Accounts payable and other		$6,908		$7,191
Loan payable to Brookfield Business Partners		—		1,860
Non-recourse borrowings in subsidiaries of Brookfield Business Corporation		7,893		5,246
Exchangeable and class B shares		1,546		—
Deferred income tax liabilities		491		487
Equity
Brookfield Business Partners	$56		$(516)
Non-controlling interests	1,276		1,652
		1,332		1,136
Total Liabilities and Equity		$18,170		$15,920

Brookfield Business Corporation
Consolidated Statements of Operating Results

US$ millions, unaudited	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021

Revenues	$2,318	$2,452	$4,569	$4,821
Direct operating costs	(2,110)	(2,269)	(4,135)	(4,444)
General and administrative expenses	(72)	(80)	(140)	(142)
Interest income (expense), net	(133)	(100)	(240)	(199)
Equity accounted income (loss), net	2	—	3	1
Remeasurement of exchangeable and class B shares	696	—	528	—
Other income (expense), net	(24)	(38)	(67)	(27)
Income (loss) before income tax	677	(35)	518	10
Income tax (expense) recovery
Current	(17)	(8)	(33)	(31)
Deferred	390	—	402	14
Net income (loss)	$1,050	$(43)	$887	$(7)
Attributable to:
Brookfield Business Partners	$789	$(12)	$625	$(1)
Non-controlling interests	261	(31)	262	(6)

Cautionary Statement Regarding Forward-looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; including as a result of the ongoing novel coronavirus (SARS-CoV-2) pandemic, including any SARS-CoV-2 variants (collectively, “COVID-19”); the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes; hurricanes and pandemics/epidemics; the possible impact of international conflicts, wars and related developments including Russia’s military operation in Ukraine, terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States including in the “Risks Factors” section included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 20-F for the year ended December 31, 2021 (“2021 Annual Report”).

In addition, our future results may be impacted by various government mandated economic restrictions resulting from the ongoing COVID-19 pandemic and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may negatively impact our revenues, affect our ability to identify and complete future transactions, impact our liquidity position and result in a decrease of cash flows and impairment losses and/or revaluations on our investments and assets, and therefore we may be unable to achieve our expected returns. See “Risks Associated with the COVID-19 Pandemic” in the “Risks Factors” section included in our 2021 Annual Report.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Cautionary Statement Regarding the Use of Non-IFRS Measures

This news release contains references to Non-IFRS Measures. Adjusted EBITDA is not a generally accepted accounting measure under IFRS and therefore may differ from definitions used by other entities. We believe this measure is a useful supplemental measure that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. However, Adjusted EBITDA should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Brookfield Business Partners’ results include publicly held limited partnership units, redemption-exchange units, general partnership units, BBUC exchangeable shares and special limited partnership units. More detailed information on certain references made in this news release will be available in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our interim report for the second quarter ended June 30, 2022 furnished on Form 6-K.